UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  09 February 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                     Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 9, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release 11-06-TR	Date:	February 8, 2011

TECK REPORTS UNAUDITED RESULTS FOR 2010

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced adjusted earnings of $1.5 billion, or $2.62 per share for 2010, up 36% from $1.1 billion in 2009. Fourth quarter adjusted earnings increased 76% to $548 million or $0.93 per share compared to $312 million in 2009. EBITDA was $4.3 billion for the year and $1.0 billion in the fourth quarter.

Don Lindsay, President and CEO said, "2010 was a strong year. We are reporting record revenues, record annual operating profits and an increase in both copper and coal production. There is further growth ahead of us as each of Teck Coal, Andacollo, Antamina and Highland Valley Copper increase production. Our balance sheet was significantly strengthened as a result of a further $3.1 billion reduction in our debt and through our refinancing we significantly reduced our interest costs.”

Highlights and Significant Items

—
We recorded record annual and record quarterly revenues of $9.3 billion and $2.8 billion, respectively. Operating profit for the year was a record $3.6 billion and cash flow from operating activities was $2.7 billion.

—
Operating profit, before depreciation, for the year was $4.5 billion compared with $3.7 billion last year. Operating profit in the fourth quarter, before depreciation, was $1.4 billion compared with $1.0 billion in 2009.

—	EBITDA was $4.3 billion for the year and $1.0 billion in the fourth quarter.

—	Net earnings for the year were $1.9 billion compared with $1.8 billion a year ago. Net earnings in the fourth quarter were $361 million after refinancing charges compared with $411 million in 2009.

—	In November we declared a 50% increase in our semi-annual dividend on our Class A common and Class B subordinate voting shares to $0.30 per share, which was paid on January 4, 2011.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

Reference:	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	During the year our outstanding debt was reduced by $3.1 billion, which will result in annual interest savings of $225 million.

—	Teck Copper:

o	our copper production in 2010 rose to 313,000 tonnes from 308,000 tonnes in 2009,

o
we achieved commercial production at Carmen de Andacollo’s copper concentrator in October, marking the completion of project development, commissioning and operational ramp-up of the new facility. The concentrator produced 20,700 tonnes of copper in the ramp-up period from February to September, and contributed 14,100 tonnes to our copper production in the fourth quarter of 2010, and

o
we commenced a feasibility study by a major international engineering company for Quebrada Blanca Phase 2, the development of a copper concentrator at this mine, with a provisional annual production capacity of 200,000 tonnes of copper.

—	Teck Coal:

o	our coal production in 2010 rose 22% to 23.1 million tonnes compared to 2009,

o
we entered into a 10-year agreement with Canadian Pacific Railway Limited (“CP”) to transport coal from our five mines in southeast British Columbia to Vancouver area ports. The commercial terms of the agreement are confidential, but include commitments by CP to provide capacity necessary for us to realize our coal growth strategy and to deliver increased production on a timely basis to our key markets,

o
we obtained agreement on prices with the majority of our coal customers for the first quarter of 2011 with pricing at or above US$225 per tonne for our highest quality products. We expect our weighted average selling prices for coal in the first quarter of 2011 to be in the range of US$206 to US$211 per tonne, and

o
we announced that first quarter coal sales are expected to be in the range of 5.0 to 5.5 million tonnes and planned sales for calendar 2011 to be in the range of 24.5 to 25.5 million tonnes assuming no interruption in production due to labour disturbances and expected levels of service from our rail and port service providers. On January 31, the unionized workers at the Elkview mine went on strike. We do not expect that the strike will affect our guidance for the first quarter as product inventory levels at the minesites should be sufficient to meet that target, but it is likely to affect guidance for the full year.

—	Teck Zinc:

o	Red Dog commenced mining the Aqqaluk deposit, completed a successful shipping season and recorded an operating profit before depreciation,

2	Teck Resources Limited 2010 Fourth Quarter News Release

amortization and price adjustments of $548 million in 2010 (compared with $402 million in 2009).

—	Teck Energy:

o
In December, Suncor announced an updated development schedule, subject to partner approval, for the Fort Hills oil sands projects (Teck 20%). Based on that schedule, bitumen production from the first phase of the project is expected to commence in 2016.

3	Teck Resources Limited 2010 Fourth Quarter News Release

This news release is dated as at February 8, 2011. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings, Adjusted Earnings and Comparative Earnings*

Adjusted earnings, which exclude the effect of certain transactions described in the table below, were $548 million, or $0.93 per share, in the fourth quarter of 2010 compared with $312 million, or $0.53 per share last year. The higher adjusted earnings were primarily due to significantly higher coal and copper prices and increased coal sales volumes. Earnings attributable to our shareholders were $361 million, or $0.61 per share, in the fourth quarter compared with $411 million or $0.70 per share in the same period last year. Our fourth quarter earnings included a $289 million after-tax charge related to the refinancing of a portion of our debt.

	Three months ended December 31		Year ended December 31
($ in millions)	2010	2009	2010	2009

Earnings attributable to shareholders as reported (note 1)	$361	$411	$1,860	$1,831
Add (deduct):
Asset and investment sale gains	(2)	(137)	(768)	(320)
Foreign exchange gains on net debt	(25)	(35)	(65)	(561)
Derivative (gains) losses	(86)	(4)	(153)	36
Refinancing costs	289	4	658	117
Asset impairment included in equity losses	-	48	-	119
Asset impairment	-	20	-	20
Tax items	11	-	11	(30)
Loss (earnings) from discontinued operations	-	5	-	(81)
Adjusted earnings	548	312	1,543	1,131
Pricing adjustments (note 2)	(38)	(58)	(53)	(207)

Comparative net earnings	$510	$254	$1,490	$924

(1)	Earnings attributable to shareholders are earning less minority interests in earnings.
(2)   See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

Our EBITDA was $1.0 billion for the quarter and $4.3 billion for the year. After adjusting for the amounts disclosed in the table above, adjusted EBTIDA was $1.2 billion for the quarter and $4.0 billion for the year.

*
Our financial results are prepared in accordance with Canadian GAAP (“GAAP”). This news release refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust earnings attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is earnings attributable to shareholders before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4	Teck Resources Limited 2010 Fourth Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three months ended December 31
($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$852	$664	$453	$368	$456	$363
Coal	1,215	810	679	372	544	219
Zinc	742	693	242	205	204	195
Total	$2,809	$2,167	$1,374	$945	$1,204	$777

Year ended December 31
($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$2,610	$2,161	$1,470	$1,031	$1,289	$1,002
Coal	4,351	3,507	2,248	1,795	1,690	1,278
Zinc	2,378	2,006	691	511	576	454
Total	$9,339	$7,674	$4,409	$3,337	$3,555	$2,734

Revenues from operations were a record $2.8 billion in the fourth quarter compared with $2.2 billion a year ago. Revenues from our copper business unit increased by $188 million, primarily as a result of copper prices averaging 30% higher than the same period a year ago. Coal revenues rose by $405 million to $1.2 billion in the fourth quarter, which reflected significantly higher coal prices and an 11% increase in sales volumes. Revenues from our zinc business unit in the fourth quarter increased by $49 million compared with a year ago as a result of slightly higher zinc sales volumes and additional silver by-product revenues. The effect of the weaker US dollar partly offset the impact of higher commodity prices in each of our business units.

Copper Business Unit

Operating profit from our copper business unit was $456 million in the fourth quarter compared with $363 million in 2009. Copper prices rose strongly in the quarter and closed the year at US$4.40 per pound. As a result of the rising copper prices, pre-tax positive price adjustments were $75 million in the fourth quarter compared with $62 million in 2009. Operating profit, before depreciation and pricing adjustments, was $453 million in the fourth quarter compared with $368 million a year ago primarily as a result of the significantly higher average copper prices. Carmen de Andacollo achieved commercial production from its new copper concentrate plant on October 1, and for the year contributed a total of 34,800 tonnes of copper, consisting of 20,700 tonnes produced in the pre-commercial start-up phase and 14,100 tonnes of new copper

5	Teck Resources Limited 2010 Fourth Quarter News Release

production in the fourth quarter. This additional new production was partially offset by lower production from Highland Valley Copper due to lower ore grades.

Coal Business Unit

Operating profit from our coal business unit was $544 million in the fourth quarter compared with $219 million last year primarily due to significantly higher coal prices and increased sales volumes. This was partially offset by the effect of a weaker US dollar and higher operating expenses. Coal prices averaged US$200 (C$204) per tonne in the quarter compared with US$139 (C$151) per tonne in the same period a year ago. Demand from our customers was strong during the fourth quarter and sales volumes increased by 11% compared with the fourth quarter of 2009, reflecting our expanded production levels. However, sales in the quarter were lower than expected due to extremely cold weather during the month of November, which disrupted coal handling at the Vancouver ports as well as at our Greenhills mine. Unit cost of product sold, before transportation and depreciation charges, was $54 per tonne compared with $52 per tonne in the same quarter a year ago due primarily to higher strip ratios, increased diesel costs, and higher external contractor costs for initiatives undertaken to maximize production. Transportation costs were also higher due to a customer sales mix that included a higher proportion of sales inclusive of ocean freight. In addition, rail surcharges increased due to higher diesel prices and rail detention charges as a result of the coal handling problems in November.

Zinc Business Unit

Operating profit from our zinc business unit was $204 million in the fourth quarter, similar to $195 million in the same period a year ago. We recorded positive price adjustments of $12 million at Red Dog in the fourth quarter compared with positive pricing adjustments of $28 million in the same period a year ago. Operating profit, before depreciation and pricing adjustments, was $242 million in the fourth quarter compared with $205 million a year ago. Slightly higher zinc sales volumes and increased silver by-product revenues were partially offset by a planned 32-day maintenance shutdown of Trail’s Kivcet lead smelter and a $7 million reduction in surplus power profits as a result of the sale of a one-third interest in the Waneta Dam in the first quarter of 2010. The Kivcet shutdown was completed on time and on budget, incurring repair and maintenance costs of $23 million and capital expenditures of $21 million.

Average Prices and Exchange Rates*

	Three months ended			Year ended
	December 31			December 31
	2010	2009	% Change	2010	2009	% Change

Copper (LME Cash - US$/pound)	3.92	3.01	+30%	3.42	2.34	+46%
Coal (realized - US$/tonne)	200	139	+44%	181	157	+15%
Zinc (LME Cash - US$/pound)	1.05	1.00	+5%	0.98	0.75	+31%
Silver (LME PM fix – US$/ounce)	27	18	+50%	20	15	+33%
Molybdenum (published price - US$/pound)	16	12	+33%	16	11	+45%
Lead (LME Cash - US$/pound)	1.08	1.04	+4%	0.97	0.78	+24%
Cdn/U.S. exchange rate (Bank of Canada)	1.01	1.06	-5%	1.03	1.14	-10%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6	Teck Resources Limited 2010 Fourth Quarter News Release

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, usually in the following quarter. Accordingly, revenue in a quarter is based on actual prices for sales settled in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. In the fourth quarter of 2010, we had positive pricing adjustments of $64 million ($38 million after non-controlling interests and taxes) compared with $90 million ($58 million after non-controlling interests and taxes) in the fourth quarter last year. This amount consists of $37 million ($23 million after-tax) on sales from the previous quarter and $27 million ($15 million after-tax) on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward prices.

The table below outlines our outstanding concentrate receivable positions, which were provisionally valued at September 30, 2010, the pounds of metal included in the September 30 receivables and settled in the fourth quarter, and our receivable positions provisionally valued at December 31, 2010.

	Outstanding at September 30, 2010		Settled during the fourth quarter		Outstanding at December 31, 2010
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	93	3.65	81	3.90	98	4.39
Zinc	145	0.99	136	1.06	140	1.11
Lead	72	0.92	72	1.08	2	1.17

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $900 million in the fourth quarter compared with $673 million a year ago. The increase in cash flow from a year ago was due to strong operating cash flow from our copper and coal business units, as a result of significantly higher copper and coal prices.

Changes in non-cash working capital items provided a source of cash of $59 million in the fourth quarter compared with $24 million in the same period a year ago. During the fourth quarter of 2010, we sold a portion of our coal receivables, which reduced our working capital by approximately $150 million at the end of the year.

7	Teck Resources Limited 2010 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-to-date		Fourth Quarter		Year-to-date
		2010	2009	2010	2009	2010	2009	2010	2009

Principal products

Copper (notes 1 & 2)
Contained in concentrate	tonnes	60	53	216	203	55	50	209	205
Cathode	tonnes	25	26	97	105	26	27	101	100
		85	79	313	308	81	77	310	305

Coal	tonnes	6,028	5,354	23,109	18,930	5,950	5,368	23,167	19,767

Zinc
Contained in concentrate	tonnes	153	189	645	711	241	242	696	681
Refined	tonnes	70	66	278	240	68	64	274	243

Other products
Lead
Contained in concentrate	tonnes	17	36	110	132	41	46	130	119
Refined	tonnes	13	16	72	73	13	17	70	73

Molybdenum
Contained in concentrate	pounds	2,665	2,204	8,557	7,798	2,264	2,261	8,060	7,979

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period was 20,700 tonnes. Pre-commercial sales volumes of copper contained in concentrate were 16,600 tonnes. The proceeds from these sales were not recognized in revenue, but were netted against capital costs, less related production costs.

8	Teck Resources Limited 2010 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT
QUARTER ENDED DECEMBER 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit for the quarter ended December 31 are summarized in the table below:

($ in millions)	Revenues		Operating profit before depreciation, amortization and pricing adjustments		Operating profit (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$249	$239	$126	$124	$144	$138
Antamina	198	204	130	127	149	149
Quebrada Blanca	196	166	108	97	73	66
Carmen de Andacollo	166	30	66	10	70	1
Duck Pond	43	25	23	10	20	9
	852	664	453	368	456	363

Coal (note 2)	1,215	810	679	372	544	219

Zinc
Red Dog	450	434	215	196	212	200
Trail	356	319	31	16	19	3
Other	13	11	2	3	2	2
Inter-segment sales	(77)	(71)	(6)	(10)	(29)	(10)
	742	693	242	205	204	195

TOTAL	$2,809	$2,167	$1,374	$945	$1,204	$777

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9	Teck Resources Limited 2010 Fourth Quarter News Release

REVENUES AND OPERATING PROFIT
TWELVE MONTHS ENDED DECEMBER 31

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit before depreciation, amortization and pricing adjustments		Operating profit (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$872	$838	$480	$338	$442	$408
Antamina	674	634	435	353	443	427
Quebrada Blanca	697	484	406	259	285	135
Carmen de Andacollo	228	101	91	46	79	5
Duck Pond	139	104	58	35	40	27
	2,610	2,161	1,470	1,031	1,289	1,002

Coal (note 2)	4,351	3,507	2,248	1,795	1,690	1,278

Zinc
Red Dog	1,121	986	548	402	505	399
Trail	1,447	1,190	134	122	85	70
Other	40	50	7	6	7	4
Inter-segment sales	(230)	(220)	2	(19)	(21)	(19)
	2,378	2,006	691	511	576	454

TOTAL	$9,339	$7,674	$4,409	$3,337	$3,555	$2,734

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

10	Teck Resources Limited 2010 Fourth Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Tonnes milled (000's)	11,112	10,243	42,488	42,888

Copper
Grade (%)	0.25	0.34	0.27	0.32
Recovery (%)	84.5	89.2	86.3	87.1
Production (000's tonnes)	23.9	30.6	98.5	118.2
Sales (000's tonnes)	23.0	28.6	97.8	118.2

Molybdenum
Production (million pounds)	2.0	2.1	6.9	6.6
Sales (million pounds)	1.8	2.1	6.7	6.6

Cost of sales ($ millions)
Operating costs	$86	$79	$315	$334
Distribution costs	$9	$8	$33	$31
Depreciation and amortization	$10	$14	$82	$65

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$126	$124	$480	$338
Price adjustments – positive (negative)	28	28	44	135
Depreciation and amortization	(10)	(14)	(82)	(65)
After depreciation, amortization and price adjustments	$144	$138	$442	$408

Highland Valley Copper’s fourth quarter operating profit, before depreciation and pricing adjustments of $126 million was similar to last year. Copper sales volumes in the fourth quarter were 20% lower than the same period a year ago, as a result of lower production levels as further described below. The lower copper sales were partially offset by significantly higher copper prices in the period compared with the fourth quarter of 2009.

Copper production of 23,900 tonnes was 22% lower than the same period last year primarily due to geotechnical constraints in the Valley pit and lower grade ore sources available. Highland Valley Copper is continuing to execute push backs of both the east and west walls of the Valley pit to access additional ore sources. The east wall stabilization project will be completed in 2011 at an estimated capital cost of $48 million. This includes amounts for remaining waste stripping of the weak clay layers, placement of a stabilization buttress and completion of a comprehensive dewatering system.

11	Teck Resources Limited 2010 Fourth Quarter News Release

A new life of mine plan was developed, incorporating a major pushback and extension of the Lornex pit and an extension of the lower grade Highmont pit. The new plan adds approximately 200 million tonnes of ore reserves and five years to the production plan. The expected mine life of Highland Valley now extends into 2025, assuming additional permit amendments are approved. Lornex has slightly lower copper grades than the remaining reserves in the Valley pit, and is anticipated to provide 30% of the feed to the mill after pre-stripping is complete in 2013. Overall annual production is expected to range from 90,000 tonnes to 135,000 tonnes of contained copper for an average of 115,000 tonnes a year during the remaining mine life, driven primarily by the available grades of copper ore. Further engineering studies have commenced to consider possible recovery and throughput improvements in the mill through modernization, debottlenecking and other enhancements.

Highland Valley’s copper production in 2011 is anticipated to be similar to 2010. Molybdenum production is expected to increase to 9 million pounds as a result of higher grades in the feed to the mill.

12	Teck Resources Limited 2010 Fourth Quarter News Release

 Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Tonnes milled (000's)
Copper-only ore	5,895	3,612	18,996	15,632
Copper-zinc ore	3,452	5,351	17,511	17,942

	9,347	8,963	36,507	33,574
Copper (note 1)
Grade (%)	1.06	1.15	1.00	1.16
Recovery (%)	85.3	79.6	82.2	81.2
Production (000's tonnes)	83.7	81.6	301.5	316.1
Sales (000's tonnes)	66.9	81.9	289.4	323.5

Zinc (note 1)
Grade (%)	2.59	3.17	2.62	3.00
Recovery (%)	85.5	86.3	84.8	84.4
Production (000's tonnes)	77.4	145.7	386.2	456.3
Sales (000's tonnes)	87.5	141.2	409.4	436.2

Molybdenum
Production (million pounds)	3.2	0.8	7.5	5.5
Sales (million pounds)	1.9	0.7	6.1	6.0

Cost of sales (US$ millions)
Operating costs	$119	$120	$521	$431
Distribution costs	$23	$31	$98	$104
Royalties and other costs (note 2)	$18	$30	$184	$141
Depreciation and amortization	$31	$25	$100	$99

Operating profit summary (our 22.5% share) ($ millions)
Before depreciation, amortization and price adjustments	$130	$127	$435	$353
Price adjustments – positive (negative)	24	28	29	97
Depreciation and amortization	(5)	(6)	(21)	(23)
After depreciation, amortization and price adjustments	$149	$149	$443	$427

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

13	Teck Resources Limited 2010 Fourth Quarter News Release

Our 22.5% share of Antamina’s operating profit, before depreciation and pricing adjustments, of $130 million in the fourth quarter was similar to a year ago. Significantly higher copper prices and an increased contribution from molybdenum and silver revenues offset the lower sales volumes of copper and zinc, which declined 18% and 38% respectively, compared with the same period a year ago. This decline is due to the complex nature of the ore body, which contains a variety of ore types.

Tonnes milled in the fourth quarter increased by 4% compared with a year ago. The mix of mill feed in the fourth quarter was 63% copper-only ore and 37% copper-zinc ore compared with 40% and 60%, respectively, in the same period a year ago. Copper production of 83,700 tonnes was similar to a year ago. Zinc production declined by approximately 50% to 77,400 tonnes, due principally to lower specific zinc ore grades and a reduction of copper-zinc ores processed in the quarter.

The forecast cost of the Antamina expansion project remains at US$1.3 billion. The project is more than 40% complete and is expected to increase ore throughput to 130,000 tonnes per day. The expansion is expected to increase both copper and zinc annual production by 30%, with increased mill throughput starting in the first quarter of 2012.

Antamina’s production in 2011 is anticipated to be approximately 350,000 tonnes of copper and 200,000 tonnes of zinc, as more copper-only ores and less copper-zinc ores are mined and processed.

14	Teck Resources Limited 2010 Fourth Quarter News Release

  Quebrada Blanca (76.5%)

  Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Tonnes placed (000's)
Heap leach ore	1,881	2,024	7,821	7,612
Dump leach ore	6,546	4,722	19,607	12,310

	8,427	6,746	27,428	19,922
Grade (TCu%) (note 1)
Heap leach ore	0.81	1.14	0.87	1.15
Dump leach ore	0.39	0.57	0.44	0.54

Production (000's tonnes)
Heap leach ore	9.6	16.0	51.5	62.9
Dump leach ore	12.0	6.5	34.7	24.5

	21.6	22.5	86.2	87.4

Sales (000's tonnes)	22.7	23.7	89.8	83.0

Cost of sales (US$ million)
Operating costs	$85	$60	$274	$184
Distribution costs	$2	$3	$9	$9
Depreciation and amortization	$35	$31	$118	$113

Operating profit summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$108	$97	$406	$259
Price adjustments – positive (negative)	-	$3	$-	$6
Depreciation and amortization	(35)	$(34)	$(121)	$(130)
After depreciation, amortization and price adjustments	$73	$66	$285	$135

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s fourth quarter operating profit, before depreciation and pricing adjustments, was $108 million compared with $97 million in the fourth quarter of 2009. Higher copper prices in the period were partially offset by lower sales volumes and higher operating costs.

Copper production in the fourth quarter of 21,600 tonnes was slightly lower than a year ago, and sales volumes of 22,700 tonnes in the fourth quarter were similar to a year ago.

Operating costs in the fourth quarter were US$85 million compared with US$60 million a year ago as a result of significantly higher tonnes mined, which resulted in additional contract service costs, additional reagent and higher diesel costs. Quebrada Blanca set a record for mine

15	Teck Resources Limited 2010 Fourth Quarter News Release

production in 2010, which resulted in a 38% increase in tonnage placed on leach pads. The increased tonnes mined were offset by a decline in ore grades, as the supergene ore deposit is being depleted.

In the fourth quarter, a slope failure occurred on the south wall of the Quebrada Blanca pit. The effects of this failure on the mine plan are being assessed, but minimal impact is anticipated in 2011. The effects may include some additional waste stripping and lower grade ore feed for a period.

In late January 2011, unusual and heavy rainfall at the site temporarily affected mine operations and washed fine sediment into the ore leaching solution ponds. This may cause a short-term reduction in cathode production.

Quebrada Blanca’s production in 2011 is expected to be approximately 85,000 tonnes of copper cathode.

16	Teck Resources Limited 2010 Fourth Quarter News Release

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Tonnes milled (000’s)	3,686	-	9,685	-
Copper (note 1)
Grade (%)	0.45	-	0.45	-
Recovery (%)	81.9	-	78.6	-
Production (000’s tonnes)	14.1	-	34.8	-
Sales (000’s tonnes)	14.1	-	30.7	-

Gold (note 2)
Production (000’s ounces)	11.3	-	27.7	-
Sales (000’s ounces)	11.0	-	24.0	-

Copper cathode
Production (000’s tonnes)	2.7	3.9	10.3	17.9
Sales (000’s tonnes)	2.6	4.2	10.9	17.4

Cost of sales (US$ million)
Operating costs	$72	$18	$107	$45
Distribution costs	$6	$-	$7	$2
Depreciation and amortization	$17	$9	$32	$37

Operating profit summary ($ millions) (note 3)
Before depreciation, amortization and price adjustments	$66	$10	$91	$46
Price adjustments – positive (negative)	20	-	20	1
Depreciation and amortization	(16)	(9)	(32)	(42)
After depreciation, amortization and price adjustments	$0	$1	$79	$5

(1)
Year-to-date figures include pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period was 20,700 tonnes. Pre-commercial sales volumes of copper contained in concentrate were 16,600 tonnes. The proceeds from these sales were not recognized in revenue, but were netted against capital costs, less related production costs.

(2)	Royal Gold, Inc. holds a 75% production entitlement.
(3)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

Carmen de Andacollo’s operating profit, before depreciation and pricing adjustments, was $66 million in the fourth quarter compared with $10 million in the same period last year. The significant increase in operating profit was the result of the additional production of 14,100 tonnes of contained copper from the new copper concentrator, which commenced commercial production on October 1, 2010. Total copper production from the new copper concentrator since initial start-up in February to the end of the year was 34,800 tonnes.

17	Teck Resources Limited 2010 Fourth Quarter News Release

During the fourth quarter, mill throughput was below plan as operating and maintenance procedures were refined and ore delivered to the concentrator was harder than expected. To address this issue, blasting modifications have been implemented to reduce the material size to the SAG mill. In addition, some ore is being pre-crushed using the supergene (leaching plant) crusher. Throughput optimization activities in the concentrator include the transfer and distribution of ore between the SAG mill, ball mills and pebble crusher. Metallurgical optimization activities include changes to the final grind size and concentrate recovery from the most upstream cells in the flotation circuit.

As planned, copper cathode production of 2,700 tonnes in the fourth quarter was 31% lower than a year ago as the mine is transitioning from the supergene deposit to the primary hypogene deposit. Cathode sales volumes of 2,600 tonnes in the fourth quarter were 1,600 tonnes lower than the same period last year, reflecting such decreased production levels.

Operating costs in the fourth quarter were US$72 million compared with US$18 million in the same period a year ago. US$60 million of the increase was associated with the commencement of copper concentrate production.

Carmen de Andacollo’s production in 2011 is expected to be approximately 65,000 tonnes of copper and 7,000 tonnes of copper cathode.

Duck Pond (100%)

Duck Pond’s operating profit, before depreciation and pricing adjustments, was $23 million in the fourth quarter compared with $10 million in the same period last year. The increase in operating profit was a result of higher sales volumes compared to the same period last year, in addition to higher metal prices.

Copper and zinc production in the fourth quarter was 3,700 tonnes and 5,800 tonnes of contained metal, respectively, compared with 4,000 tonnes and 5,000 tonnes, respectively, last year. Copper and zinc sales in the fourth quarter were 4,000 tonnes and 4,900 tonnes of contained metal, respectively, compared with 2,400 tonnes and 4,600 tonnes, respectively, last year. Copper and zinc production for 2010 was 15,000 tonnes and 20,200 tonnes, respectively. This compares with copper production of 13,900 tonnes and 21,000 tonnes of zinc production in 2009.

Duck Pond’s production in 2011 in expected to be 14,000 tonnes of copper and 20,000 tonnes of zinc.

Copper Development Projects

Work continues on the Quebrada Blanca concentrate project. Following the late 2010 completion of scoping work on the development of the hypogene resource that underlies the supergene deposit currently being mined at Quebrada Blanca, a full feasibility study commenced in early 2011. The feasibility study is expected to be completed by the end of the first quarter of 2012. As contemplated by the results of the scoping study, production from the hypogene would be expected to be approximately 200,000 tonnes per year of copper in concentrate plus approximately 5,100 tonnes per year of molybdenum in concentrate. Assuming a positive feasibility study and decision to undertake project development, production could commence in early 2016.

18	Teck Resources Limited 2010 Fourth Quarter News Release

Work started on a pre-feasibility study for the Relincho project in the second quarter of 2010. The pre-feasibility study is expected to be completed by the first quarter of 2012 and will include an estimation of projected capital and operating costs. As currently contemplated, Relincho has the potential to produce approximately 190,000 tonnes per year of copper in concentrate and 7,000 tonnes per year of molybdenum in concentrate.

The Galore Creek project remained on care and maintenance in 2010. Further engineering and evaluation work was completed as part of the ongoing process of optimizing this project through consideration of an alternative plant site and tailings location. Work commenced on a pre-feasibility study in the second quarter of 2010 and is expected to be completed in the second quarter of 2011.

COAL

Teck Coal (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Production (000's tonnes)	6,028	5,354	23,109	18,930

Sales (000's tonnes)	5,950	5,368	23,167	19,767

Average sale price
US$/tonne	$200	$139	$181	$157
C$/tonne	$204	$151	$188	$177

Operating expenses (C$/tonne)
Cost of product sold	$54	$52	$59	$55
Transportation	$35	$30	$32	$32
Depreciation and amortization	$23	$28	$24	$26

Operating profit summary ($ millions)
Before depreciation and amortization	$679	$372	$2,248	$1,795
Depreciation and amortization	(135)	(153)	(558)	(517)
After depreciation and amortization	$544	$219	$1,690	$1,278

The results presented are for our interests in six operating mines. Operating profit, before depreciation and amortization, in the fourth quarter was $679 million compared with $372 million last year due primarily to significantly higher US dollar selling prices and higher sales volume, partially offset by foreign exchange effects and higher unit costs.

Demand from our steelmaking customers was strong during the fourth quarter and the increase in sales volume, when compared with the fourth quarter of 2009, reflects our expanded production levels. Sales in the fourth quarter were impacted by extreme cold weather during the month of November, which disrupted coal handling at the Vancouver ports as well as at our

19	Teck Resources Limited 2010 Fourth Quarter News Release

Greenhills mine. Greenhills was producing higher moisture coal due to the coal dryer being inoperative as a result of the explosion that occurred in June 2010, and the high moisture coal became difficult to handle in the cold temperatures. The rebuilt Greenhills coal dryer resumed operations in early February, 2011.

The extreme weather and higher moisture Greenhills coal also resulted in reduced efficiency in movement of coal inventories from the mines to the ports. Port inventories were low at December 31, while coal inventory at the mines was high. This will place pressure on sales volumes in the first quarter of 2011, which is typically a difficult railing period due to weather-related challenges and avalanche risks. Furthermore, Westshore Terminals experienced a mechanical failure of its shiploader in January, 2011 that significantly disrupted coal loading operations for a two-week period.

We currently expect to sell between 5.0 and 5.5 million tonnes in the first quarter of 2011. For 2011, we expect to produce and sell between 24.5 and 25.5 million tonnes, without accounting for losses due to labour-related disruptions in production. With high coal inventories at our mine sites, we do not expect the strike at our Elkview mine to affect our coal sales guidance for the first quarter of 2011, but it is likely to affect our sales for the full year. The union labour agreement at our Fording River operation expires on April 30, 2011.

Average US dollar selling prices reflect the change to quarterly pricing and higher prevailing prices in the fourth quarter of 2010 compared with the lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010, which were negotiated in the midst of the global economic crisis. As a result of the change to quarterly contract pricing in 2010, our sales revenue now more closely reflects prevailing market prices each quarter. We have agreed on prices with all of our contract customers for the quarter that commenced January 1, 2011. These prices are at or above US$225 per tonne for our highest quality products and are consistent with prices reportedly achieved by our competitors. We currently expect our average selling prices for the first quarter of 2011 to be in the range of US$206 to US$211 per tonne, which reflects a range of coal products of various qualities.

Unit cost of product sold, before transportation and depreciation charges, was $54 per tonne compared with $52 per tonne in the same quarter of 2009 due primarily to higher strip ratios, increased diesel prices and external contractor costs. Strip ratios and contractor costs have increased as a result of a number of projects initiated in 2010 to maximize our production levels and improve our business. These cost increases were partially offset by higher production levels, which reduce our fixed costs on a per tonne basis. We currently expect unit mining cost of product sold to be in the range of $59 to $63 per tonne for 2011.

The increase in unit transportation costs for the fourth quarter compared with the same quarter in 2009 reflects increased ocean freight costs due to a higher portion of our sales being made inclusive of ocean freight. Rail fuel surcharges increased due to higher diesel prices and rail detention charges and carryback costs increased as a result of the coal handling problems experienced in November due to the extreme cold weather and the higher moisture Greenhills coal. We also began using Ridley Terminals in Prince Rupert, British Columbia during the quarter with shipments totalling approximately 0.4 million tonnes. The use of Ridley Terminals increases our transportation costs due to the greater distance of the port from our mines compared with the ports in Vancouver. We currently expect unit transportation costs to be in the range of $30 to $34 per tonne for 2011.

20	Teck Resources Limited 2010 Fourth Quarter News Release

Our Quintette mine in northeast British Columbia has been closed since 2000. During 2010, we initiated a feasibility study to restart this mine, which is expected to be completed by mid-2011. Assuming the results of the study are positive and development proceeds, the mine could be in production by 2013 at an annual rate of approximately 3 million tonnes per year. The combined effects of the capacity expansion discussed above and a restart of Quintette could result in total steelmaking coal production capacity in excess of 30 million tonnes per year.

Work is ongoing to develop and implement selenium management plans for each of our six operating mines following up on the recommendations of a panel of independent experts we commissioned to review selenium management.

21	Teck Resources Limited 2010 Fourth Quarter News Release

ZINC

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Tonnes milled (000's)	835	884	3,572	3,383

Zinc
Grade (%)	18.8	20.7	18.2	20.9
Recovery (%)	83.8	82.0	82.8	82.4
Production (000's tonnes)	130.2	151.3	538.0	582.5
Sales (000's tonnes)	216.2	205.9	584.6	556.1

Lead
Grade (%)	5.0	6.3	5.4	5.9
Recovery (%)	41.7	65.0	57.0	65.9
Production (000's tonnes)	17.3	36.4	109.9	131.5
Sales (000's tonnes)	40.8	45.8	129.9	117.6

Cost of sales (US$ millions)
Operating costs	$86	$73	$230	$209
Distribution costs	$45	$41	$120	$114
Royalties (NANA and State)	$90	86	$197	$144
Depreciation and amortization	$15	$22	$53	$66

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$215	$196	$548	$402
Pricing adjustments – positive (negative)	12	28	12	71
Depreciation and amortization	(15)	(24)	(55)	(74)
After depreciation, amortization and price adjustments	$212	$200	$505	$399

Red Dog's operating profit in the fourth quarter, before depreciation and pricing adjustments, was $215 million compared with $196 million a year ago as a result of higher zinc sales volumes, lower treatment charges and increased silver by-product revenues.

Zinc production of 130,200 tonnes in the fourth quarter was 14% lower than the same period last year. This was a result of a planned maintenance mill shutdown during the quarter and lower ore grades. Red Dog moved to a single annual maintenance shutdown in 2010, which increased downtime in the quarter, but reduced overall annual downtime. Overall mill throughput increased by 6% in 2010. Lead production of 17,300 tonnes was 52% lower this quarter due to

22	Teck Resources Limited 2010 Fourth Quarter News Release

the impact of the mill shutdown, lower ore grades and recoveries as a result of processing near-surface, weathered Aqqaluk ore.

Red Dog’s 2010 shipping season was completed on October 22, 2010 following the shipment of 1,035,000 tonnes of zinc concentrate and 235,000 tonnes of lead concentrate. This compares with 1,025,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate for the 2009 shipping season. Zinc contained in concentrate available for sale from January 1, 2011 to the beginning of next year’s shipping season totals approximately 215,000 tonnes. Contained zinc sales volumes in the first quarter of 2011 are estimated to be approximately 90,000 tonnes. All off-site lead inventories had been sold as at December 31, 2010.

Red Dog’s production of contained metal in 2011 is expected to be approximately 555,000 tonnes of zinc and 85,000 tonnes of lead.

Certain provisions of the main water discharge permit for Red Dog have been stayed as a result of permit appeals. As a result, the existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement. We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. However, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities or that the permit conditions that are ultimately issued will not impose significant costs on the Red Dog operation.

23	Teck Resources Limited 2010 Fourth Quarter News Release

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Metal production
Zinc (000's tonnes)	70.5	66.4	278.3	239.9
Lead (000's tonnes)	12.6	15.5	71.5	72.6
Silver (million ounces)	3.8	3.9	19.9	16.3

Metal sales
Zinc (000's tonnes)	68.7	64.1	274.2	243.2
Lead (000's tonnes)	13.1	17.2	70.2	72.9
Silver (million ounces)	3.7	3.7	19.6	16.0

Power
Surplus power sold (GW.h )	55	197	250	1,238
Power price (US$/MW.h)	$28	$49	$40	$32

Cost of sales ($ millions)
Concentrate purchases	$194	$190	$847	$656
Operating costs	$109	$95	$374	$325
Distribution costs	$22	$18	$92	$87
Depreciation and amortization	$12	$13	$49	$52

Operating profit summary ($ millions)
Before depreciation and amortization	$31	$16	$134	$122
Depreciation and amortization	(12)	(13)	(49)	(52)
After depreciation and amortization	$19	$3	$85	$70

Operating profit, before depreciation, at Trail was $31 million in the fourth quarter compared with $16 million in the same period last year. Higher commodity prices, especially for silver, and increased sales volumes of zinc were partly offset by the KIVCET maintenance shutdown as further described below.

Planned maintenance activities in the quarter included a 32 day shutdown of the KIVCET lead smelter, which is scheduled every three years, and a 14 day shutdown of one of the two zinc roasters. The shutdown projects were completed on time and on budget and included $21 million in sustaining capital expenditures and repairs and maintenance costs of $23 million. As a result, production of lead in the quarter was 12,600 tonnes, or 19% lower than the same period in 2009 and silver production of 3.8 million ounces was 3% lower than a year ago. Production of zinc of 70,500 tonnes in the fourth quarter was affected by the roaster shutdown, but was 6% higher than the comparative period in 2009 when both mechanical problems in the electrolytic plant and process problems in the leaching area occurred.

24	Teck Resources Limited 2010 Fourth Quarter News Release

Trail’s production in 2011 is anticipated to be approximately 285,000 tonnes of refined zinc, 80,000 tonnes of refined lead and 20 million ounces of silver.

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

ENERGY

Fort Hills Project

During 2010, Suncor carried out a review of the Fort Hills oil sands project and on December 17, 2010, Suncor and Total announced a strategic partnership which, among other things, resulted in an updated development schedule for the Fort Hills project and a proposed transfer of ownership interests in the Fort Hills Partnership. Suncor announced, subject to partner approval, planned bitumen production, from the first phase of the Fort Hills project, commencing in 2016. Suncor also intends to reduce its share of the project from 60% to 41%, while remaining the operator and Total is to increase its share of the project from 20% (originally acquired from UTS Energy Corporation) to 39%. The upgrader portion of the Fort Hills oil sands project remains deferred. The Suncor/Total transaction is subject to regulatory and other approvals, with closing targeted late in the first quarter of 2011.

Also during the fourth quarter, Suncor submitted to Alberta regulators on behalf of the Fort Hills project, a revised assessment of the Fort Hills project cumulative effects and mine plan to facilitate the request to increase the total recoverable resource.

Suncor has provided a forecast project spending estimate of $198 million for 2011, of which our share would be $54 million, including our earn-in commitments, compared with our $7 million share of spend in 2010.

Frontier and Equinox Projects

Engineering contracts were awarded during the first quarter and studies are ongoing on the Frontier Project which will include an option of developing Equinox as a satellite operation. These studies are expected to form the basis for a planned regulatory application scheduled to be submitted in the second half of 2011. During 2010, 83 core holes were drilled, analytical testing was completed and the geological model was updated.

Wintering Hills Windfarm Project

The Wintering Hills Windfarm power project is proceeding as planned. Construction on the project began in July and is expected to be complete by the end of 2011. At peak operation,

25	Teck Resources Limited 2010 Fourth Quarter News Release

Wintering Hills is expected to generate enough clean electricity to power approximately 35,000 homes, displacing the equivalent of approximately 200,000 tonnes of carbon dioxide per year.

COSTS AND EXPENSES

General and administration expenses were $103 million in the fourth quarter compared with $51 million last year. The increase was primarily due to higher stock-based compensation that is linked to our share price. In the fourth quarter of 2010, general and administration expenses included a $70 million charge for stock based compensation compared with $26 million in 2009. Significant increases in our share price occurred in both periods.

Our interest and financing expense was $126 million in the fourth quarter compared with $174 million a year ago. This decrease was primarily due to our significantly lower debt levels. Our debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. In addition, our recent debt refinancing transactions described below have reduced our interest expense, the full benefits of which are not fully reflected in our results for the fourth quarter.

Other expenses, net of other income, were $238 million in the fourth quarter compared with net other income of $167 million last year. Significant items in the fourth quarter included a $341 million before-tax charge on the refinancing of our long-term debt. We realized a non-cash foreign exchange translation gain on our debt and working capital totalling $200 million, of which $25 million was recorded in other income and $175 million ($153 million after-tax) in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar. Other expenses also included a $100 million gain on our derivative positions, primarily related to an increased value attributed to the embedded call options on our high-yield notes.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $309 million, or 43% of pre-tax earnings, which is significantly higher than the Canadian statutory tax rate of 29%. Our tax rate each period depends largely on our earnings and the jurisdictions in which they are earned. In the current quarter, our debt refinancing charges and derivative gains are subject to low capital gains rates. When combined with mining income, which is taxed at a higher rate, the result is a high blended tax rate. In addition, we provided an extra $11 million in respect of changes to Chilean mining tax rates. Our blended tax rate on earnings before debt refinancing, derivative gains and Chilean mining tax increase was 37% in the quarter.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $9.9 billion at December 31, 2010. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

FINANCIAL POSITION AND LIQUIDITY

Our financial position improved significantly in 2010 as a result of strong commodity markets and the strengthening of our balance sheet. In the first half of the year we repaid the remainder of our term loan of US$2.4 billion incurred in the acquisition of Fording using funds from asset

26	Teck Resources Limited 2010 Fourth Quarter News Release

sales and cash generated from operations. Following upgrades in our credit ratings from the major rating agencies in the second quarter, we conducted certain liability management transactions, beginning in August and concluding in December. The goals of this program were to reduce our debt levels and interest expense and to spread the maturities of our debt over a longer time period.

The transactions included the purchase and cancellation of outstanding high-yield notes with a face value of US$2.0 billion. To fund this purchase we issued US$1.45 billion of notes with significantly lower interest rates and longer maturities. We also drew on cash on hand which had been generated by operations. The total cost of the purchases was US$2.5 billion. We incurred an after-tax loss of $629 million on these transactions in addition to an after-tax loss of $29 million on the early retirement of our term loan. The purchase of US$900 million (face value) of these notes, at a cost of US$1.1 billion, resulting in an after-tax loss of $289 million, occurred in the fourth quarter.

The repayment of the term loan and the liability management transactions have cumulatively reduced our overall debt levels by $3.1 billion. Our annual interest charge has been reduced by $225 million. We retired debt with an average maturity of six years and issued debt with an average maturity of 18 years. This extended the average maturity of all of our outstanding term debt from 8 to 12 years and spread the maturities over a greater number of years so that the most debt coming due in any one year has been reduced from US$1.9 billion to US$1.0 billion.

Our debt position and certain credit ratios are summarized in the following table.

	December 31, 2010		December 31, 2009

Fixed rate term notes	$4,694		$5,086
Term loan	-		2,325
Other	281		205
Total debt (US$ in millions)	$4,975		$7,616

Total debt (C$ in millions)	$4,948		$8,004

Cash balances (C$ in millions)	$832		$1,420

Net debt (C$ in millions)	$4,116		$6,584

Debt to debt-plus-equity	24%		36%

Net debt to net-debt-plus-equity	20%		31%

Debt to EBITDA	1.2	x	1.9	x

We have committed bank credit facilities aggregating $1.3 billion, the majority of which mature in 2014. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

Cash flow from operations, before changes in non-cash working capital items, was $900 million in the fourth quarter compared with $673 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper and coal business units, which resulted from significantly higher copper and coal prices.

Changes in non-cash working capital items resulted in a source of cash of $59 million in the fourth quarter compared with $24 million in the same period a year ago. We sold a portion of our

27	Teck Resources Limited 2010 Fourth Quarter News Release

coal receivables in the fourth quarter, which reduced our working capital requirements by approximately $150 million at year end.

Expenditures on property, plant and equipment were $300 million in the fourth quarter and included $86 million on sustaining capital and $214 million on major development projects. The largest components of sustaining expenditures were at our coal operations and Trail. Major development expenditures included $23 million for preparatory stripping for Highland Valley Copper’s mine life extension project, $23 million for the Wintering Hills Windfarm power project and $80 million at Teck Coal. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

COMPREHENSIVE INCOME

We recorded comprehensive income of $412 million in the fourth quarter, consisting of $397 million of regular earnings and $15 million of other comprehensive income. Significant components of other comprehensive income in the quarter were losses on currency translation adjustments on self-sustaining foreign subsidiaries, which were more than offset by unrealized gains on marketable securities. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized at which time they are included in earnings. Marketable securities consist primarily of investments in publically traded companies with whom we partner in exploration or development projects.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the operations and corporate development sections of this document.

Our earnings are heavily dependent on base metal prices, steelmaking coal prices and foreign exchange rates, and volatility in these markets has also been unusually high over the past few years. Accordingly, it is difficult in these conditions to forecast commodity prices or customer demand for our products.

Assuming no significant changes to the current global economic conditions, we expect the second half of 2011 to be stronger for us than the first half of the year as we are subject to a variety of seasonal factors including:

●
The Red Dog mine has a shipping window that normally starts in early July and ends in late October. However, if ice or other weather conditions are such that the shipping season is delayed, our quarterly sales patterns can vary substantially. Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

●
The winter months typically present challenging production and shipping conditions for our coal operations as either the impacts of snow in December, January and February or rain in February and March can disrupt production and rail haulage on a temporary basis, which can affect our production and sales volumes. Our coal sales volumes are currently expected to be between 24.5 to 25.5 million tonnes in 2011. However, this production may be affected by the labour issues described on page 20 of this news

28	Teck Resources Limited 2010 Fourth Quarter News Release

release. In addition, we are currently expanding our production capacity to 28 million tonnes per year by 2013. As a result, production increases will occur gradually throughout 2011, with production volumes in the last two quarters of the year expected to be higher than in the first two quarters of the year.

Commodity Prices and 2011 Production

Commodity prices are a key driver of our earnings and current prices are well above historic averages. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, progressing through the permitting process, finding skilled resources to develop projects, as well as infrastructure constraints and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in the United States and Europe, we believe that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for commodities. We believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2011 production and a Canadian/US exchange rate of $1.00, the sensitivity of our annual earnings to the indicated changes in commodity prices, before pricing adjustments, and the US dollar exchange rate is as follows:

	2011		Effect of Change
	Production		On After-Tax	Effect on
	Estimates	Change	Earnings	EBITDA

Coal (000’s tonnes)	25,000	US$5/tonne	$ 80 million	$125 million
Copper (tonnes)	350,000	US$0.10/lb	$ 45 million	$ 70 million
Zinc (tonnes)	905,000	US$0.05/lb	$ 35 million	$ 50 million
US$ exchange		Cdn$0.01	$ 50 million	$ 80 million

(1)	The effect on our earnings of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 285,000 tonnes of refined zinc and 620,000 tonnes of zinc contained in concentrates.
(3)	All production estimates are subject to change based on market and operating conditions.

Foreign exchange translation gains and losses on our US dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2011 earnings, as our reduced debt levels are expected to be fully hedged by our investments in US dollar denominated foreign operations and working capital items.

Copper and zinc prices are currently trading approximately 35% and 15% higher than 2010 average prices, respectively. Partly offsetting the higher commodity prices is a stronger Canadian dollar, which to date in 2011 is averaging approximately $0.99 against the US dollar compared with $1.03 against the US dollar in 2010.

Our copper production for 2011 is expected to increase by 12% from 2010 levels to 350,000 tonnes. Copper concentrate production is expected to increase by approximately 40,000 tonnes from 2010, due mainly to a full year’s production from Andacollo’s concentrator project, which achieved commercial production levels effective October 1, 2010.

Our zinc in concentrate production in 2011 is expected to be approximately 620,000 tonnes compared with 645,000 tonnes in 2010. Red Dog’s production is expected to increase by

29	Teck Resources Limited 2010 Fourth Quarter News Release

approximately 15,000 tonnes and our share of zinc production from Antamina will decrease by 40,000 tonnes due to ore body sequencing. Refined zinc production from our Trail metallurgical complex is expected to increase slightly to approximately 285,000 tonnes.

Capital Expenditures

Our estimated capital expenditures for 2011 are initially set at approximately $1.4 billion and are summarized in the following table:

($ in millions)	Development	Sustaining	Total

Copper	$285	$375	$660
Coal	260	275	535
Zinc	-	125	125
Energy	70	-	70
Corporate	-	5	5

	$615	$780	$1,395

We may authorize further capital expenditures during the year depending on commodity markets, our financial position, results of feasibility studies, and other factors. We also expect to invest approximately $54 million as our share of costs for the Fort Hills oil sands project. The amount and timing of actual capital expenditures is dependent upon being able to secure equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated.

Exchange Rates

Our US dollar denominated debt will be subject to revaluation based on changes in the Canadian/US dollar exchange rate. Exchange rate fluctuations will also affect our debt to equity ratio and our interest expense.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. As at December 31, 2010, our entire US dollar denominated debt is designated as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on our debt are recorded in other comprehensive income.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, forward sales contracts, prepayment rights on senior debt notes, and settlements receivable and payable. From time to time we may engage in simple derivative transactions such as forward swaps and options to manage our exposure to changes in market

30	Teck Resources Limited 2010 Fourth Quarter News Release

prices. These transactions may result in gains or losses depending on changes in market prices. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, earnings from continuing operations and earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended December 31		Year ended December 31
	2010	2009	2010	2009

Price adjustments
On prior quarter sales	$23	$17	$9	$14
On current quarter sales	15	41	44	193
	38	58	53	207

Derivatives gains (losses)	86	4	153	(36)

	124	62	206	171
Amounts included in discontinued operations
Cajamarquilla sale price participation	-	1	-	7
Derivative losses	-	(4)	-	(13)

	-	(3)	-	(6)

Total	$124	$59	$206	$165

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,809	$2,520	$2,110	$1,900	$2,167	$2,131	$1,707	$1,669

Operating profit	1,204	1,005	741	605	777	694	636	627

EBITDA	1,030	912	844	1,511	1,042	1,236	1,122	709

Net earnings (note 1)	361	331	260	908	411	609	570	241

Earnings per share	$0.61	$0.56	$0.44	$1.54	$0.70	$1.07	$1.17	$0.50

Cash flow from operations	959	730	574	480	697	772	386	1,128

(1)	Attributable to common shareholders of the company.

31	Teck Resources Limited 2010 Fourth Quarter News Release

OUTSTANDING SHARE DATA

As at February 7, 2011 there were 581,293,244 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 5,180,600 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2009 year end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our oil sands investments and other development projects, forecast production and operating costs, expected progress and costs of our various expansion projects, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, the benefits of our transportation agreement with Canadian Pacific Railway, transportation costs, the timing of commissioning of the Greenhills coal dryer, future production and sales volumes, future zinc ore grades at the Red Dog mine, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, the impact of measures required to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, copper, coal and zinc, and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of

32	Teck Resources Limited 2010 Fourth Quarter News Release

reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, and changes or a deterioration in general economic conditions.  Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2009, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2010 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Wednesday, February 9, 2011. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

33	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Year ended
	December 31		December 31
(Cdn$ in millions, except for share data)	2010	2009	2010	2009

Revenues	$2,809	$2,167	$9,339	$7,674

Operating expenses	(1,371)	(1,132)	(4,844)	(4,012)

	1,438	1,035	4,495	3,662
Depreciation and amortization	(234)	(258)	(940)	(928)

Operating profit	1,204	777	3,555	2,734

Other expenses
General and administration	(103)	(51)	(263)	(188)
Interest and financing	(126)	(174)	(565)	(655)
Exploration	(19)	(2)	(56)	(33)
Research and development	(8)	(1)	(21)	(15)
Asset impairment	-	(27)	-	(27)
Other income (expense) (Note 1)	(238)	167	265	824

Earnings before the undernoted items	710	689	2,915	2,640

Provision for income and resource taxes	(309)	(199)	(932)	(695)

Equity loss	(4)	(48)	(8)	(126)

Earnings from continuing operations	397	442	1,975	1,819

Earnings (loss) from discontinued operations	-	(5)	-	81

Earnings	$397	$437	$1,975	$1,900

Attributable to:
Non-controlling interests	$36	$26	$115	$69
Shareholders of the company	361	411	1,860	1,831

Earnings per share
Basic	$0.61	$0.70	$3.15	$3.43
Basic from continuing operations	$0.61	$0.71	$3.15	$3.28

Diluted	$0.61	$0.70	$3.14	$3.42
Diluted from continuing operations	$0.61	$0.70	$3.14	$3.27

Weighted average shares outstanding (millions)	589.9	588.8	589.5	534.1

Shares outstanding at end of period (millions)	590.6	589.1	590.6	589.1

34	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended December 31		Year ended December 31
(Cdn$ in millions)	2010	2009	2010	2009
Operating activities
Earnings from continuing operations	$397	$442	$1,975	$1,819
Items not affecting cash
Depreciation and amortization	234	258	940	928
Provision for future income and resource taxes	95	71	208	185
Equity loss	4	48	8	126
Asset impairment	-	27	-	27
Gain on sale of investments and assets	(2)	(159)	(859)	(383)
Unrealized gain on derivatives	(103)	(11)	(182)	7
Foreign exchange gains	(37)	(42)	(93)	(686)
Loss on debt repurchase	341	13	796	241
Other	(29)	26	12	10

	900	673	2,805	2,274
Net change in non-cash working capital items	59	24	(62)	709
	959	697	2,743	2,983
Investing activities
Property, plant and equipment	(300)	(214)	(810)	(590)
Investments and other assets	(9)	(16)	(46)	(372)
Decrease (increase) in restricted cash	-	71	91	(94)
Proceeds from the sale of investments and assets	147	162	1,239	392

	(162)	3	474	(664)
Financing activities
Issuance of debt	57	-	1,560	4,462
Repayment of debt	(1,171)	(352)	(5,054)	(8,141)
Issuance of Class B subordinate voting shares	26	8	33	1,670
Dividends paid	-	-	(118)	-
Distributions to non-controlling interests	(33)	(44)	(89)	(69)

	(1,121)	(388)	(3,668)	(2,078)
Effect of exchange rate changes on cash and
cash equivalents	(21)	(12)	(46)	(71)

Increase (decrease) in cash and cash equivalents from continuing operations	(345)	300	(497)	170

Cash received (paid) from discontinued operations	-	(53)	-	309

Increase (decrease) in cash and cash equivalents	(345)	247	(497)	479

Cash and cash equivalents at beginning of period	1,177	1,082	1,329	850

Cash and cash equivalents at end of period	$832	$1,329	$832	$1,329

35	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(Cdn$ in millions)	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$832	$1,329
Restricted cash	-	91
Accounts and settlements receivable and other	1,094	881
Inventories	1,380	1,375

	3,306	3,676

Investments	1,371	1,252

Property, plant and equipment	21,886	22,426

Other assets	1,009	857

Goodwill	1,637	1,662

	$29,209	29,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,498	$1,242
Dividends payable	177	-
Current portion of long-term debt	65	1,121

	1,740	2,363

Long-term debt	4,883	6,883

Other liabilities	1,187	1,029

Future income and resource taxes	5,223	5,007

Equity
Attributable to shareholders of the company	16,052	14,487
Attributable to non-controlling interests	124	104

	16,176	14,591

	$29,209	$29,873

36	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Equity
(Unaudited)

	December 31,	December 31,
(Cdn$ in millions)	2010	2009

Share capital
Class A common shares	$7	$7
Class B subordinate voting shares	6,795	6,750

	6,802	6,757

Contributed surplus	84	85

Non-controlling interests	124	104

Accumulated comprehensive income attributable to the shareholders of the company
Retained earnings at beginning of year	7,307	5,476
Earnings	1,860	1,831
Dividends declared	(295)	-

Retained earnings at end of year	8,872	7,307

Accumulated other comprehensive income	294	338

	9,166	7,645

	$16,176	$14,591

37	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended		Year ended
	December 31		December 31
(Cdn$ in millions)	2010	2009	2010	2009

Earnings	$397	$437	$1,975	$1,900

Other comprehensive income (loss) in the period
Currency translation adjustments:
Unrealized losses on translation of self-sustaining
foreign subsidiaries	(180)	(96)	(299)	(833)
Foreign exchange differences on debt designated as
hedge of self-sustaining foreign subsidiaries (net of tax of $(22), $(13), $(36) and $(105) respectively)	153	90	256	724
Losses reclassified to net earnings on realization	-	-	-	26

	(27)	(6)	(43)	(83)
Available-for-sale instruments:
Unrealized gains (net of taxes of $(6), $(4), $(18) and $(14) respectively)	41	37	128	118
Gains reclassified to earnings on realization (net of taxes of nil, nil, $17 and $2 respectively)	(1)	(1)	(120)	(11)

	40	36	8	107
Derivatives designated as cash flow hedges:
Unrealized gains (net of taxes of $(3), $(3), $(3) and $(13) respectively)	8	6	8	19
Losses (gains) reclassified to earnings on realization (net of taxes of $2, $5, $7 and $(21) respectively)	(6)	(12)	(20)	35
	2	(6)	(12)	54

Total other comprehensive income (loss)	15	24	(47)	78

Total comprehensive income	$412	$461	$1,928	$1,978

Other comprehensive income (loss) attributable to:
Non-controlling interests	$(1)	(1)	$(3)	$(13)
Shareholders of the company	16	25	(44)	91

	$15	$24	$(47)	$78

Comprehensive income attributable to:
Non-controlling interests	$35	$25		$112	$56
Shareholders of the company	377	436		1,816	1,922

	$412	$461	$	$ 1,928	$1,978

38	Teck Resources Limited 2010 Fourth Quarter News Release

Teck Resources Limited
Note to Consolidated Financial Statements
(Unaudited)

1.	OTHER INCOME (EXPENSE)

	Three months ended		Year ended
	December 31		December 31
($ in millions)	2010	2009	2010	2009

Interest income	$1	$1	$6	$8
Derivative gains (loss)	100	6	180	(50)
Debt repurchase and refinancing fees	(341)	(6)	(782)	(168)
Foreign exchange gains	25	39	66	640
Gain on sale of investments and assets	2	159	859	383
Reclamation for closed properties	(11)	(7)	(23)	(13)
Other	(14)	(25)	(41)	24

	$(238)	$167	$265	$824

39	Teck Resources Limited 2010 Fourth Quarter News Release